UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Intersections Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-50580	54-1956515
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

3901 Stonecroft Boulevard Chantilly, Virginia		20151
(Address of Principal Executive Offices)		(Zip Code)

Jeff Noce

President, i4c Innovations

(703) 488-6100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report.

A copy of Intersections Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at:

http://phx.corporate-ir.net/phoenix.zhtml?c=175233&p=irol-conflictMinerals.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	INTERSECTIONS INC.

	By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Intersections Inc.